UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934 (Amendment No. )*

REE Automotive Ltd.
(Name of Issuer)

Class A Ordinary Shares, without par value
(Title of Class of Securities)

M8287R202
(CUSIP Number)

Jason L. Rumsey
Head of Legal Affairs, Americas
Motherson
6002 Rogerdale Road, Suite 650
Houston, TX 77072
(281) 763-7394
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communication)

September 26, 2024 (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [ ]

Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. M8287R202	SCHEDULE 13D

1		NAMES OF REPORTING PERSONS

Samvardhana Motherson International Limited

2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☒

3		SEC USE ONLY

4		SOURCE OF FUNDS (See Instructions)

WC

5		CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	☐

6		CITIZENSHIP OR PLACE OF ORGANIZATION

India

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER

-0-

	8	SHARED VOTING POWER

3,639,010

	9	SOLE DISPOSITIVE POWER

-0-

	10	SHARED DISPOSITIVE POWER

3,639,010

11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

3,639,010

12		CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)	☐

13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

19.6%(1)

14		TYPE OF REPORTING PERSON (See Instructions)

CO

(1)	The percentage is calculated based on 18,613,206 Class A Ordinary Shares of the Issuer outstanding as of September 19, 2024.

CUSIP No. M8287R202	SCHEDULE 13D

1		NAMES OF REPORTING PERSONS

Samvardhana Motherson Automotive Systems Group B.V.

2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☒

3		SEC USE ONLY

4		SOURCE OF FUNDS (See Instructions)

WC

5		CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	☐

6		CITIZENSHIP OR PLACE OF ORGANIZATION

Netherlands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER

-0-

	8	SHARED VOTING POWER

3,639,010

	9	SOLE DISPOSITIVE POWER

-0-

	10	SHARED DISPOSITIVE POWER

3,639,010

11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

3,639,010

12		CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)	☐

13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

19.6%(1)

14		TYPE OF REPORTING PERSON (See Instructions)

CO

CUSIP No. M8287R202	SCHEDULE 13D

Explanatory Note

Item 1. Security and Issuer.

This statement on Schedule 13D (this “Statement”) relates to Class A Ordinary Shares of REE Automotive Ltd., a public company incorporated under the laws of Israel (the “Issuer”), under registration number 51-455733-9, with its principal executive offices located at Kibbutz Glil-Yam 4690500, Israel.

Item 2.  Identity and Background.

(a)  This Statement is being jointly filed by Samvardhana Motherson International Limited, a company limited by shares organized under the laws of the Republic of India (“SAMIL”), and Samvardhana Motherson Automotive Systems Group B.V., a private company with limited liability (besloten vennootschap met beperkte aansprakelijkheid) under the laws of the Netherlands, and an indirect wholly-owned subsidiary of SAMIL (“SMASG” and together with SAMIL, the “Reporting Persons”).

(b)  The address of the principal business office of SAMIL is Unit 705, C Wing, ONE BKC, G Block, Bandra Kurla Complex, Bandra East, Mumbai City, Mumbai, Maharashtra, India, 400051. The address of the principal business office of SMASG is Hoogoorddreef 15, 1101 BA Amsterdam, the Netherlands.

(c)  The principal business of the Reporting Persons is the manufacture of components for the automotive industry.

The directors and executive officers of each of the Reporting Persons and their principal occupations and business addresses are listed on Schedule 1 attached hereto, which is incorporated herein by reference into this Item 2 (“Schedule 1”).

(d)  During the last five years, none of the Reporting Persons and, to the best of their knowledge, any of the persons set forth on Schedule 1, has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)  During the last five years, none of the Reporting Persons and, to the best of their knowledge, any of the persons set forth on Schedule 1, has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and, as a result of such proceeding, was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)  Not applicable.

Item 3. Source and Amount of Funds or Other Consideration.

The information set forth in Item 4 hereof is hereby incorporated by reference into this Item 3.

On September 15, 2024, MSSL Consolidated Inc. entered into a Securities Purchase Agreement with the Issuer (the “Securities Purchase Agreement”) and assigned all of its rights and obligations under that agreement so SMASG. Pursuant to the Securities Purchase Agreement SMASG agreed to purchase, and the Issuer agreed to issue and sell to SMASG, an aggregate of 3,639,010 Class A Ordinary Shares of the Issuer (the “Shares”) at a purchase price of $4.122 per Share for an aggregate purchase price of $14,999.999.20. The foregoing description of the Securities Purchase Agreement is qualified in its entirety by the full text of the Securities Purchase Agreement, which is filed as Exhibit 99.2 hereto and is incorporated herein by reference.

Funds in the amount of $14,999,999.20 used by SMASG to purchase the Shares in accordance with the Securities Purchase Agreement were obtained from the working capital of SMASG.

Item 4. Purpose of the Transaction.

The information set forth in Item 3 and Item 6 hereof is incorporated by reference into this Item 4.

The Reporting Persons acquired the securities described in this Schedule 13D for investment purposes and intend to review such investment in the Issuer on a continuing basis. Any actions the Reporting Persons might undertake may be made at any time and from time to time without prior notice and will be dependent upon the Reporting Persons’ review of numerous factors, including, but not limited to: an ongoing evaluation of the Issuer’s business, financial condition, operations and prospects; price levels of the Issuer’s securities; the Issuer’s commercial relationship with the Reporting Persons; general market, industry and economic conditions; the relative attractiveness of alternative business and investment opportunities; and other future developments.

The Reporting Persons may acquire additional securities of the Issuer, or retain or sell all or a portion of the securities then held, in the open market or in privately negotiated transactions. In addition, the Reporting Persons may engage in discussions with management, the Board of Directors of the Issuer (the “Board”), and shareholders of the Issuer and other relevant parties or encourage, cause or seek to cause the Issuer or such persons to consider or explore extraordinary corporate transactions, such as: a merger, reorganization or take-private transaction that could result in the de-listing or de-registration of the Class A Ordinary Shares; sales or acquisitions of assets or businesses; changes to the capitalization or dividend policy of the Issuer; or other material changes to the Issuer’s business or corporate structure, including changes in management or the composition of the Board.

Other than as described above, the Reporting Persons do not currently have any plans or proposals that relate to, or would result in, any of the matters listed in Items 4(a)–(j) of Schedule 13D, although, depending on the factors discussed herein, the Reporting Persons may change their purpose or formulate different plans or proposals with respect thereto at any time.

In addition, the Reporting  Persons are currently in discussions with the Issuer regarding the designation of an individual by the Reporting Persons for appointment to the Board and the nomination of such individual at future Annual General Meetings of Shareholders of the Issuer for election to the Board.

Item 5. Interest in Securities of the Issuer.

(a) and (b)  The information set forth in Items 7-13 of the cover pages is hereby incorporated by reference into this Item 5(a) and (b).

(c)  The information set forth in Items 3 and 4 is hereby incorporated by reference into this Item 5(c).

Except as set forth in this Statement, neither the Reporting Persons nor, to the best knowledge of the Reporting Person, any of the persons set forth on Schedule 1, has effected any transactions in the Class A Ordinary Shares of the Issuer in the past 60 days.

(d)  Not applicable.

(e)  Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with respect to Securities of the Issuer.

The information set forth in Items 3 and 4 hereof is hereby incorporated by reference into this Item 6.

Item 7. Material to Be Filed as Exhibits.

The following are exhibits to this Statement:
Exhibit 99.1	Joint Filing Agreement, dated September 25, 2024, by and between Samvardhana Motherson International Limited and Samvardhana Motherson Automotive Systems Group B.V.

Exhibit 99.2
Securities Purchase Agreement, dated September 15, 2024, by and between REE Automotive Ltd. and each of the purchasers identified on the signature pages thereto (incorporated by reference to Exhibit 10.1 to the Issuer’s Current Report on Form 6-K filed on September 17, 2024)

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:            September 26, 2024

SAMVARDHANA MOTHERSON INTERNATIONAL LIMITED

By:	/s/ Kunal Malani
Name:	Kunal Malani
Title:	Group CFO

SAMVARDHANA MOTHERSON AUTOMOTIVE SYSTEMS GROUP B.V.

By:	/s/ Laksh Vaaman Sehgal
Name:	Laksh Vaaman Sehgal
Title:	Chief Executive Officer

SCHEDULE 1

Executive Officers and Directors of SAMIL

The name and principal occupation of each executive officer and director of SAMIL are set forth below. The address for each person listed below is c/o Samvardhana Motherson International Limited, Unit 705, C Wing, ONE BKC, G Block, Bandra Kurla Complex, Bandra East, Mumbai City, Mumbai, Maharashtra, India, 400051. None of the executive officers or directors of SAMIL owns any Class A Ordinary Shares, without par value, of REE Automotive Ltd.

Executive Officers:

Name	Principal Occupation	Citizenship
Vivek Chaand Sehgal	Chairman	Australia
Pankaj Mital	Chief Operating Officer and Director	India
Kunal Malani	Chief Financial Officer	India

Directors:

Name	Principal Occupation	Citizenship
Vivek Chaand Sehgal	Director	Australia
Naveen Ganzu	Director	India
Rekha Sethi	Director	India
Veli Matti Ruotsala	Director	Finland
Robert Joseph Remenar	Director	United States
Laksh Vaaman Sehgal	Director	United Kingdom
Pankaj Mital	Director	India

Executive Officers and Directors of Samvardhana Motherson Automotive Systems Group B.V.

The name and principal occupation of each executive officer and director of SMASG are set forth below. The address for each person listed below is c/o Samvardhana Motherson Automotive Systems Group B.V., Hoogoorddreef 15, 1101 BA Amsterdam, the Netherlands. None of the executive officers or directors of SMASG owns any Class A Ordinary Shares, without par value, of REE Automotive Ltd.

Executive Officers:

Name	Principal Occupation	Citizenship
Laksh Vaaman Sehgal	Chief Executive Officer	United Kingdom
Vipin Jain	Chief Financial Officer	India

Directors:

Name	Principal Occupation	Citizenship
Laksh Vaaman Sehgal	Director	United Kingdom
Andreas Heuser	Director	Germany
Jacob Meint Buit	Director	The Netherlands
Randolph Marie Thaddeus de Cuba	Director	The Netherlands

Exhibit 99.1

JOINT FILING AGREEMENT
Pursuant to and in accordance with the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and the rules and regulations thereunder, each party hereto hereby agrees to the joint filing, on behalf of each of them, of any filing required by such party under Section 13 or Section 16 of the Exchange Act or any rule or regulation thereunder (including any amendment, restatement, supplement, and/or exhibit thereto) with the Securities and Exchange Commission (and, if such security is registered on a national securities exchange, also with the exchange), and further agrees to the filing, furnishing, and/or incorporation by reference of this agreement as an exhibit thereto. This agreement may be executed in any number of counterparts, all of which taken together shall constitute one and the same instrument.

IN WITNESS WHEREOF, each party hereto, being duly authorized, has caused this agreement to be executed and effective as of September 26, 2024.

SAMVARDHANA MOTHERSON INTERNATIONAL LIMITED

By:	/s/ Kunal Malani
Name:	Kunal Malani
Title:	Group CFO

SAMVARDHANA MOTHERSON AUTOMOTIVE SYSTEMS GROUP B.V.

By:	/s/ Laksh Vaaman Sehgal
Name:	Laksh Vaaman Sehgal
Title:	Chief Executive Officer